



05038560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-000628 2428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                      MM/DD/YY   MM/DD/YY

RECEIVED
MAR 01 2005
185

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	Ohio	45263
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli J. Alexander   513-358-9710
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

250 East Fifth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Shareholder's Equity
(x)	(f)	Statement of Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x)	(i)	Computation Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [not applicable]
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report [not required]
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)



Fifth Third Securities, Inc.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SEC File Number 8-000628

INDEPENDENT AUDITORS' REPORT

Fifth Third Securities, Inc.

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 – New Accounting Pronouncements, effective January 1, 2004, the Corporation changed its method of accounting for stock-based compensation by adopting the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," using the retroactive restatement method.

Deloitte & Touche LLP

February 23, 2005

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:

Cash segregated for the exclusive benefit of customers	$ 15,264,797
Receivable from Clearing Broker	50,514,097
Receivable from the Bancorp	1,204,633
Other receivables	689,256
Securities owned—at market value	76,922,104
Property and equipment, net of $1,992,898 accumulated depreciation	1,512,555
Goodwill	36,913,887
Federal income tax receivable from the Bancorp	2,336,947
Deferred income taxes	2,614,656
Other assets	1,507,748
TOTAL ASSETS	$ 189,480,680

LIABILITIES AND SHAREHOLDER'S EQUITY:

Accounts payable	$ 584,393
Other liabilities	16,545,540
Payable to Parent Company	64,811,070
Securities sold, not yet purchased	14,790,044
Subordinated liabilities	1,062,503
TOTAL LIABILITIES	97,793,550

SHAREHOLDER'S EQUITY:

Capital stock—$100 par value, authorized 17,375 shares, issued and outstanding 7,619 shares	761,900
Additional paid-in capital	97,172,665
Accumulated deficit	(6,247,435)
TOTAL SHAREHOLDER'S EQUITY	91,687,130
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 189,480,680

See notes to statement of financial condition

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fifth Third Securities, Inc. (the "Corporation"), a registered broker-dealer, is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is, in turn, a subsidiary of a wholly-owned subsidiary of Fifth Third Bancorp ("Bancorp"). In its capacity as a broker-dealer, the Corporation executes principal transactions, agency transactions and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the midwestern United States.

Cash segregated for the exclusive benefit of customers represents cash deposited in a special reserve bank account for the benefit of customers as required by Rule 15c3-3(e) under the Securities Exchange Act of 1934.

Marketable securities owned and securities sold, not yet purchased, are recorded at quoted market value, with related changes reflected in results of operations for the period. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Corporation. At December 31, 2004, these securities primarily consisted of certificates of deposit and had an estimated fair value of $0.5 million. Total securities at December 31, 2004 consist of the following:

	Owned	Sold, Not Yet Purchased
Marketable securities:		
State and municipal obligations	$ 14,633,318	$ 7,537
US Government obligations	23,115,019	14,706,610
Corporate obligations	3,005,848	63,730
Money market investments	35,714,605	
Non-marketable investments	453,314	12,167
Total marketable and non-marketable securities	$ 76,922,104	$ 14,790,044

Security transactions and related revenues and expenses are recorded in the accounts on a trade date basis.

Investment banking revenue is recorded on the offering date or, in the case of underwriting fees, at the time the underwriting is completed and the income is reasonably determinable. Trading gains and losses are recorded using the first-in, first-out method.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. This Statement discontinued the practice of amortizing goodwill and indefinite lived intangible assets and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Corporation has completed its most recent annual goodwill impairment test required by this Standard as of September 30, 2004 and has determined that no impairment exists.

In November 2002, the FASB issued Interpretation No. 45, ("FIN45") *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation expands on the accounting guidance of SFAS No. 5, *Accounting for Contingencies*, SFAS No. 57, *Related Party Disclosures*, and SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. It also incorporates without change the provisions of FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*, which is superseded. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation were effective for periods ending after December 15, 2002. The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2004 was $48 million. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given certain margin account relationships were in place prior to January 1, 2003 and the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of FASB Statement No. 123*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. This Statement was effective for financial statements for fiscal years ending after December 15, 2002. Effective January 1, 2004, the Corporation adopted the fair value recognition provisions of SFAS No. 123 using the retroactive restatement method described in SFAS No. 148. As a result, financial information for all prior periods has been restated to reflect the compensation expense that would have been recognized had the fair value method of accounting been applied to all awards granted to employees after January 1, 1995.

The adoption of the retroactive restatement method resulted in the restatement of previously reported balances of additional paid in capital, retained earnings and deferred taxes. As of December 31, 2003, previously reported additional paid in capital was increased by $13.3 million, retained earnings were decreased by $11.1 million and deferred tax assets were increased by $2.2 million. Stock-based compensation expense is included in employee compensation and benefits expense in the Statement of Operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Corporation clears all of its transactions through a clearing broker on a fully disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

3. FEDERAL INCOME TAX

The Corporation's taxable income is included in the consolidated federal income tax return of the Bancorp. The Bancorp's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets at December 31, 2004 relate primarily to stock-based compensation expense, deferred compensation and other liabilities which are not deductible in determining taxable income. No significant deferred tax liabilities exist at December 31, 2004. No valuation allowance has been established at December 31, 2004 as management believes all deferred tax assets are fully realizable.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2004:

Furniture and equipment	$ 1,492,675
Premises	1,359,165
Software	304,277
Leasehold improvements	237,685
Land	111,651
Total	3,505,453
Less accumulated depreciation	1,992,898
Property and equipment—net	$ 1,512,555

5. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The fair values of the receivable from clearing broker and the payable to Parent Company approximate their carrying amounts because of the short maturities of the instruments.

6. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2004, the Corporation's net capital of $59.6 million exceeded its required net capital of $250,000 by $59.4 million.

7. **RELATED PARTY TRANSACTIONS**

The Receivable from the Bancorp of $1.2 million relates to employee costs paid by the Corporation on behalf of other Bancorp subsidiaries.

Included within Securities Owned is a money market investment the Corporation has with the Parent Company totaling $35.7 million. Also, all cash recorded on the statement of financial condition as of December 31, 2004 is on deposit with the Parent Company.

The Corporation maintains a revolving credit facility with the Parent Company. Borrowings under the credit facility are used for investment and operating purposes. At December 31, 2004, the Corporation had outstanding borrowings totaling $30.0 million. Interest is paid monthly at a rate of 175 basis points in excess of LIBOR. Interest expense incurred on the outstanding borrowings is recorded in other operating expenses. This revolving credit facility has been approved by the National Association of Securities Dealers as capital for purposes of the computation of net capital pursuant to rule 15c3-1.

On May 1, 2004, the Corporation entered into an Amended and Restated Pledge Agreement ("Pledge Agreement") with the Parent Company. Under the Pledge Agreement, the Parent Company has agreed to extend credit to the Corporation in the principal amount of $75.0 million. Interest is paid monthly at a rate of 75 basis points in excess of LIBOR. The note is due May 1, 2005. The Corporation had outstanding borrowings totaling $34.5 million at December 31, 2004.

Certain current and former employees of the Corporation are covered by a qualified defined benefit plan and/or a supplemental non-qualified retirement plan that are sponsored and administered by the Bancorp. The assets and obligations related to these plans were transferred to a subsidiary of the Bancorp in a previous year and, as such, there are no amounts recognized in the statement of financial condition or the statement of income related to these plans.

8. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The obligations classified as subordinated liabilities represent amounts due under agreements with certain executives providing for payments of deferred compensation benefits.

9. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rentals as follows:

2005	$	32,265
2006		11,925
2007		6,000

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2004 will not materially impact the Corporation's financial statements.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2004, the Corporation had no open transactions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 23, 2005

Fifth Third Securities, Inc.

In planning and performing our audit of the financial statements of Fifth Third Securities, Inc. (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, for the year ended December 31, 2004, (on which we issued our report dated February 23, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte: Touche LLP